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SECURITIES AND E
11019780
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
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MAR 0 1 2011
WASH, D.C.
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Systematized Benefits Administrators, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
(No. and Street)

Windsor	CT	06095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristin Hultgren (860) 580-1798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB
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OATH OR AFFIRMATION

I, Kristin Hultgren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Systematized Benefits Administrators, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

My Commission Exp. Oct. 31, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DENISE M. NOWAKOWSKI NOTARY PUBLIC CONNECTICUT

Systematized Benefits Administrators, Inc.
(A wholly-owned subsidiary of Lion Connecticut Holdings, Inc.)
Financial Statements and Supplemental Information
Year ended December 31, 2010

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors
Systematized Benefits Administrators, Inc.

We have audited the accompanying statement of financial condition of Systematized Benefits Administrators, Inc. (the Company) as of December 31, 2010, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Systematized Benefits Administrators, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 23, 2011

Systematized Benefits Administrators, Inc.
(A wholly-owned subsidiary of Lion Connecticut Holdings, Inc.)
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	4,525,242
Short term investments		475,144
Prepaid expenses		32,128
Other assets		140,832
Total assets	$	5,173,346
Liabilities and shareholder's equity		
Liabilities:		
Due to affiliates (including $46,326 under tax allocation agreement)	$	215,238
Other liabilities		82,811
Total liabilities		298,049
Shareholder's equity:		
Common stock, par value $1.00 (1,000 shares authorized, issued and outstanding)		1,000
Paid-in capital		99,000
Retained earnings		4,775,297
Total shareholder's equity		4,875,297
Total liabilities and shareholder's equity	$	5,173,346

The accompanying notes are an integral part of these financial statements.

Systematized Benefits Administrators, Inc.
(A wholly-owned subsidiary of Lion Connecticut Holdings, Inc.)
Statement of Income
Year ended December 31, 2010

Revenues:		
Service fees	$	2,417,104
Interest income		2
Total revenues		2,417,106
Expenses:		
Sales and administrative expenses		2,076,234
Regulatory fees and expenses		5,391
Total expenses		2,081,625
Income before taxes		335,481
Income tax expense		126,879
Net income	$	208,602

The accompanying notes are an integral part of these financial statements.

Systematized Benefits Administrators, Inc.
(A wholly-owned subsidiary of Lion Connecticut Holdings, Inc.)
Statement of Changes in Shareholder's Equity
Year ended December 31, 2010

	Common Stock	Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2010	$ 1,000	$ 99,000	$ 4,566,695	$ 4,666,695
Net income	-	-	208,602	208,602
Balance at December 31, 2010	$ 1,000	$ 99,000	$ 4,775,297	$ 4,875,297

The accompanying notes are an integral part of these financial statements.

Systematized Benefits Administrators, Inc.
(A wholly-owned subsidiary of Lion Connecticut Holdings, Inc.)
Statement of Cash Flows
Year ended December 31, 2010

Cash flows from operating activities		
Net income	$	208,602
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in amounts due to/from affiliates		138,059
Increase in prepaid expenses		(18,140)
Net change in other liabilities and other assets		659
Net cash provided by operating activities		329,180
Cash flows from investing activities		
Net purchases of short term investments	$	(2)
Net cash used in investing activities		(2)
Net increase in cash		329,178
Cash at January 1, 2010		4,196,064
Cash at December 31, 2010	$	4,525,242
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Income taxes	$	110,983

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Systematized Benefits Administrators, Inc. (the Company) is a wholly-owned subsidiary of Lion Connecticut Holdings, Inc. (Lion), which is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly-owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in the Netherlands.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker/dealer, in all states except Minnesota, under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA). The Company is qualified to do business in all states, as a general-purpose corporation to provide third party administration services to employers for employee benefit plans they administer.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consists of cash on deposit and money market accounts.

Revenue and Expense Recognition

Service fees, consisting of maintenance and administrative fees, are recorded as revenue when earned.

Interest from short-term investments is recorded as revenue when earned.

Sales and administrative expenses are recorded when incurred.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses. Income tax expense consists of the following for the year ended December 31, 2010:

Current:		
Federal	$	112,325
State		14,554
	$	126,879

Variations from the federal statutory rate are as follows for the year ended December 31, 2010:

Expected federal income tax expense at statutory rate of 35%	$	117,419
State income tax expense, net of federal benefit		9,460
Income tax expense	$	126,879

The Company did not have any book-to-tax differences in the bases of its assets and liabilities; accordingly, the Company did not have any deferred tax assets or deferred tax liabilities at December 31, 2010. Additionally, the Company had a receivable for state income taxes of $11,609, which has been included in other assets on the Statement of Financial Condition.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification (ASC) Topic 740, Income Taxes, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service is currently examining ING AIH's tax returns for the years 2009 through 2010 as a part of the IRS Compliance Assurance Process (CAP) program. Tax years 2004 through 2008 were settled with the IRS in Q3 2010. Management is not aware of any adjustments as a result of the settlement of the prior year audits or the continuing examinations that would have a material impact on the financial statements of the Company.

4. Related Party Transactions

Substantially all of the administrative and support functions of the Company are provided by ING Life Insurance and Annuity Company (ILIAC) and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

Service fees include revenue from ILIAC to compensate the Company for services performed on ILIAC's behalf. Revenue from these services was $1,414,534.

5. Concentration of Revenue with a Customer

The Company has a customer from whom a significant amount of the Company's revenue is earned. The loss of this customer would have a material adverse effect on the earnings of the Company.

6. Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurements and Disclosures (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial instruments, which are included in the accompanying statement of financial condition, are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2010. The securities owned

primarily represent money market funds and are valued using quoted prices in active markets and are classified as "Level 1" assets in accordance with ASC Topic 820. The total amount of income relating to the securities owned for the period included in the statement of income is immaterial for 2010.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2010, the Company had net capital of $4,692,834 which was $4,667,834 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was .06 to 1.

Supplemental Information

Systematized Benefits Administrators, Inc.
(A wholly-owned subsidiary of Lion Connecticut Holdings, Inc.)
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2010 — Schedule I

Net capital		
Total shareholder's equity	$	4,875,297
Less: non-allowable assets		172,960
Net capital before haircuts		4,702,337
Less: haircuts on securities positions		9,503
Net capital	$	4,692,834
Aggregate indebtedness	$	298,049
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)	$	25,000
Excess net capital	$	4,667,834
Ratio of aggregate indebtedness to net capital		.06 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited Part IIA of Form X-17A-5 as of December 31, 2010 filed on January 26, 2011.

Systematized Benefits Administrators, Inc.
(A wholly-owned subsidiary of Lion Connecticut Holdings, Inc.)
Statement Pursuant to SEC Rule 17a-5(d)(3)
Computation for Determination of Reserve Requirements
December 31, 2010 **Schedule II**

Exemptive Provision

The Company is exempt from Rule 15c3-3 Exhibit A of the Securities and Exchange Commission as it relates to the computation of reserve requirements under paragraph (k)(1) of that Rule.

Systematized Benefits Administrators, Inc.
(A wholly-owned subsidiary of Lion Connecticut Holdings, Inc.)
Statement Pursuant to SEC Rule 17a-5(d)(3)
Information Relating to Possession or Control of Securities
December 31, 2010 **Schedule III**

Exemptive Provision

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to possession and control requirements under paragraph (k)(1) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Stockholder and Board of Directors
Systematized Benefits Administrators, Inc.

In planning and performing our audit of the financial statements of Systematized Benefits Administrators, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ernst & Young

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2011

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Systematized Benefits Administrators, Inc.
(A wholly-owned subsidiary of Lion Connecticut Holdings, Inc.)
Year ended December 31, 2010
with Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG